Via Facsimile and U.S. Mail
Mail Stop 6010

February 17, 2009

Locksley Samuels
President, Chief Executive Officer and
Chief Financial Officer
Cybermesh International Corp.
3753 Howard Hughes Parkway
Suite # 200
Las Vegas, NV 89169

**Re: Cybermesh International Corp.**
       **Form 10-K for the fiscal year ended May 31, 2008**
       **File Number: 000-52207**

Dear Mr. Samuels,

       We have completed our review of your Form 10-K and your related filings and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief